82-5769

02 FEB 14 AM 8:01

UFJ Holdings, Inc

02015139

SUPPL

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	February 14, 2002
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	(including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

dw 2/14

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

February 14, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

(Translation)

February 14, 2002

To: Stockholders

5-6, Fushimimachi 3-chome, Chuo-ku, Osaka
UFJ Holdings, Inc.
Hideo Ogasawara, President & CEO

NOTICE OF RESOLUTION OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs and Madams:

Please be informed that the following matters were resolved at the Extraordinary General Meeting of Shareholders of UFJ Holdings, Inc. (the "Company") held today.

Description

Resolved Matters:

Agenda Item No. 1: Draw down of capital surplus

This agenda item was approved and resolved as originally proposed. Please refer to the following about original proposal.

Agenda Item No. 2: Partial amendment to the Articles of Incorporation

This agenda item was approved and resolved as originally proposed. Please refer to the following about original proposal.

(Translation)

Agenda Item No. 1: Draw Down of Capital Surplus

This agenda is to propose that the Company shall draw down 1 trillion yen from its capital surplus (2,882,953,996,160 yen) to transfer the equivalent amount to retained earnings.

The purpose of draw down is to keep sufficient retained earnings to repurchase and hold its own stock, which a subsidiary bank may come to hold, as treasury stock and to cancel those stocks in the future.

[Reference]

NON-CONSOLIDATED BALANCE SHEET OF THE COMPANY AS OF SEPTEMBER 30, 2001

(Millions of Yen)

Current Assets: 1,157
  Cash and Due from Banks: 572
  Others: 585
Non-current Assets: 4,233,265
  Tangible Fixed Assets: 3
  Intangible Fixed Assets: 256
  Investments and other assets: 4,233,005
    Investments in Subsidiaries (Stock): 3,882,953
    Investments in Subsidiaries (Bond): 250,000
    Others: 100,051
  Deferred Charges: 1,350
Total Assets: 4,235,772

Liabilities and Stockholders' Equity
Liabilities
  Current Liabilities: 2,498
    Short-term Borrowings: 1,500
    Taxes Payable: 121
    Reserve for Employee Bonus: 27
    Others: 849
  Non-current Liabilities: 350,121
    Bonds: 350,000
    Reserve for Retirement Benefits: 121
Total Liabilities: 352,619
Stockholders' Equity
  Capital Stock: 1,000,000

Capital Surplus: 2,882,953
Retained Earnings: 241
Treasury Stock: (42)
Total Stockholders' Equity: 3,883,153
Total Liabilities and Stockholders' Equity: 4,235,772

*Amounts less than one million yen are omitted.
*The accumulated amount of depreciation of tangible fixed assets is 0 million yen.
*All "Bonds" are subordinated bonds.

Agenda Item No. 2:Partial amendment to the Articles of Incorporation

(Reason for amendment and substance of the agenda item)

Revision of the commercial law eases regulation on acquisition and possession of treasury stock together with amendment on rules for stocks. Therefore, UFJ Holdings, Inc. hereby confers with our shareholders on making necessary amendments about relevant articles of the Articles of Incorporation.

In addition, we hereby shorten the term of office of the directors and make necessary amendments regarding the conversion of preferred shares into ordinary shares.

The details of the changes are as follows.

CHAPTER II SHARES

Article 5. (Total Number of Shares)

<Present Article>

The total number of shares authorized to be issued by the Company shall be 20,280,000 shares, the details of which shall be as set forth below; provided, however, that in case cancellation of ordinary shares or cancellation or conversion of preferred shares into ordinary shares is made, the number of shares authorized to be issued shall be reduced by the number of shares so cancelled or converted:

Ordinary shares: 18,000,000 shares
Class I preferred shares: 50,000 shares
Class II preferred shares: 200,000 shares
Class III preferred shares: 50,000 shares
Class IV preferred shares: 150,000 shares

Class V preferred shares: 150,000 shares
Class VI preferred shares: 80,000 shares
Class VII preferred shares: 200,000 shares
Class VIII preferred shares: 700,000 shares
Class IX preferred shares: 700,000 shares

<Proposed Amendment>
The total number of shares authorized to be issued by the Company shall be 20,251,805 shares, the details of which shall be as set forth below; provided, however, that in case cancellation of ordinary shares or cancellation or conversion of preferred shares into ordinary shares is made, the number of shares authorized to be issued shall be reduced by the number of shares so cancelled or converted:

Ordinary shares: 18,000,000 shares
Class I preferred shares: 21,858 shares
Class II preferred shares: 200,000 shares
Class III preferred shares: 49,947 shares
Class IV preferred shares: 150,000 shares
Class V preferred shares: 150,000 shares
Class VI preferred shares: 80,000 shares
Class VII preferred shares: 200,000 shares
Class VIII preferred shares: 700,000 shares
Class IX preferred shares: 700,000 shares

<Reason for Amendment>
A necessary amendment due to conversion of Class I and Class III preferred shares to the common shares.

Article 6. (Cancellation of Shares)
<Present Article>
1. The Company may, by a resolution of the Board of Directors, purchase up to five_hundred thousand (500,000) of its own shares for cancellation by appropriation_of profits.
2. In addition to the immediately_preceding paragraph, the_ Company may, by a resolution of the Board of Directors, purchase up to two million (2,000,000) of its own shares while not exceeding the aggregate purchase price of two trillion (2,000,000,000,000) yen for cancellation by appropriation of capital surplus reserve.
3. The cancellation provided for in the two (2) immediately preceding paragraphs and the cancellation of shares by a resolution of an ordinary general meeting of shareholders shall

be made with respect to the ordinary shares and/or one or more shares of each class of preferred shares.

<Proposed Amendment>
Deleted

<Reason for Amendment>
Deleted as the procedure on acquisition and retirement of treasury stocks are amended. (Amendment of Commercial Code and abolition of Special Law for the Retirement of Stock)

Article 7. (Par Value Shares, Non-Par Value Shares, and Non-Issuance of Fractional Share Certificates)
<Present Article>
1. The ordinary shares to be issued by the Company shall be par value shares and the par value of each par value share shall be fifty thousand (50,000) yen.
2. The preferred shares to be issued by the Company shall be non-par value shares.
3. The Company shall not issue share certificates for fractional shares.

<Proposed Article>
Deleted

<Reasons for Amendment>
Deleted as the classification of par value shares and non-par value shares, and fractional share were abolished.
(Amendment of Commercial Code)

Article 8. (Rights of Holders of Fractional Shares)
<Present Article>
1. The holders of fractional shares shall have a right to receive dividends and interim dividends.
2. In addition to the immediately preceding paragraph, in case the shareholders (including beneficial shareholders; hereinafter the same apply) are, by a resolution of the Board of Directors, entitled to the warrants to subscribe for new shares or the subscription rights appertaining to the convertible bonds or bonds with warrants, the holders of fractional shares shall also be entitled to such warrants or subscription rights.

<Proposed Amendment>
Article 8.Deleted.

<Reason for Amendment>
Deleted as the rights of the holders of fractional shares stipulated in this Article are legally provided.
(Amendment of Commercial Code)

Article 11. (Record Date)

1. The Company shall deem shareholders appearing on the last register of *shareholders* as of March 31 every year as the shareholders who shall be entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant term.
2. In addition to the immediately preceding paragraph, the Company may temporarily set the record date whenever necessary, subject to a resolution of the Board of Directors and upon giving a prior public notice thereof.

<Proposed Amendment>

1. The Company shall deem shareholders appearing on the last register of shareholders(which include substantial shareholders, same as below)as of March 31 every year as the shareholders who shall be entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant term.
2. Same as at present

<Reason for Amendment>
Changed with deletion of the Article 8.

CHAPTER III PREFERRED SHARES

Article 19. (Mandatory Conversion into Ordinary Shares)

<Present Article>

1. Any of classes I through VIII preferred shares, with respect to which a request of conversion has not been made during the period available for conversion request, shall be mandatorily converted into such number of ordinary shares as shall be obtained by dividing the amount equivalent to the relevant subscription money of preferred share by the daily average price of closing market prices (including closing bid or offered price) of the ordinary shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day

prior to the Mandatory Conversion Date; however, calculation of the average price shall be made to units of ten (10) yen, and by rounding up to the nearest one hundred (100) yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen. In this situation, in the case that the relevant average price shall be under the higher of either the par value of the ordinary shares or the following provided price, preferred shares shall be converted into such number of ordinary shares as shall be obtained by dividing the higher of the either price of the relevant subscription money of the preferred shares.

Class I preferred shares: 750,000 yen per share

Class II preferred shares: 750,000 yen per share

Class III preferred shares: 806,500 yen per share

Class IV preferred shares: 564,500 yen per share

Class V preferred shares: 564,500 yen per share

Class VI preferred shares: 497,600 yen per share

Class VII preferred shares: 493,000 yen per share

Class VII preferred shares:

Amount determined by a Resolution of the Board Of Directors upon Issuance thereof, not Less than 300,000 yen Per share

2. The substance of classes I through VII preferred shares, the relevant subscription money pursuant to the immediately preceding paragraph shall be the numbers as follows:

Class I preferred shares: 3,000,000 yen per share
Class II preferred shares: 3,000,000 yen per share
Class III preferred shares: 2,000,000 yen per share
Class IV preferred shares: 2,000,000 yen per share
Class V preferred shares: 2,000,000 yen per share
Class VI preferred shares: 1,000,000 yen per share
Class VII preferred shares: 1,000,000 yen per share

3. In the calculation of the number of ordinary shares provided for in the first paragraph of this Article 19, in case any number less than one hundredth (1/100) of a share is produced, the case of consolidation of shares provided for in the Commercial Code shall apply mutatis mutandis.

<Proposed Amendment>

1. Any of classes I through VIII preferred shares, with respect to which a request of conversion has not been made during the period available for conversion request, shall be mandatorily converted into such number of ordinary shares as shall be obtained by dividing the amount equivalent to the relevant subscription money of preferred share by the daily average price of closing market prices (including closing bid or offered price) of the ordinary shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the Mandatory Conversion Date; however, calculation of the average price shall be made to units of ten (10) yen, and by rounding up to the nearest one hundred (100) yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen. In this situation, in the case that the relevant average price shall be under the following provided price, preferred shares shall be converted into such number of ordinary shares as shall be obtained by dividing the following provided price of the relevant subscription money of the preferred shares.

Class I preferred shares: 750,000 yen per share

Class II preferred shares: 750,000 yen per share

Class III preferred shares: 806,500 yen per share

Class IV preferred shares: 564,500 yen per share

Class V preferred shares: 564,500 yen per share

Class VI preferred shares: 497,600 yen per share

Class VII preferred shares: 493,000 yen per share

Class VII preferred shares:

Amount determined by a Resolution of the Board Of Directors upon Issuance thereof, not Less than 300,000 yen Per share

2. Same as at present
3. Same as at present

<Reason for Amendment>

A necessary amendment as the classification of par value shares and non-par value shares is abolished.

(Amendment of Commercial Code)

CHAPTER V DIRECTORS AND BOARD OF DIRECTORS

Article 27. (Method of Election)

<Present Article>

1. The directors shall be elected at a general meeting of shareholders.
2. A resolution for the election provided for in the immediately preceding paragraph shall be adopted by a majority vote of the shareholders present at the relevant meeting who shall hold in the aggregate not less than one-third (1/3) of the total number of issued shares with voting rights issued and outstanding.
3. Cumulative voting shall not be used for the election of directors.

<Proposed Amendment>

1. Same as at present
2. A resolution for the election provided for in the immediately preceding paragraph shall be adopted by a majority vote of the shareholders present at the relevant meeting who shall hold in the aggregate not less than one-third (1/3) of the total stockholder's voting rights.
3. Same as at present

<Reason for Amendment>

Changed as the quorum of an election resolution of a director is revised on the basis of the number of voting rights. (Amendment of Commercial Code)

Article 28. (Term of Office)

<Present Article>

The term of office of the directors shall expire at the closing of the ordinary general meeting of shareholders concerning the last fiscal term within two (2) years after their assumptions of office.

<Proposed Amendment>

The term of office of the directors shall expire at the closing of the ordinary general meeting of shareholders concerning the last fiscal term within one (1) year after their assumptions of office.

<Reason for Amendment>

The term of office is shortened in order to clarify a director's responsibility for management and to build the management organization, which can respond to change of business environment promptly.

CHAPTER VI CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 34. (Method of Election)

<Present Article>

1. The corporate auditors shall be elected at a general meeting of shareholders.

2. A resolution for election as provided for in the immediately preceding paragraph shall be adopted by a majority vote of the shareholders present at the relevant meeting who shall hold in the aggregate not less than one-third (1/3) of the total number of issued shares with voting rights issued and outstanding.

<Proposed Amendment>

1. Same as at present

2. A resolution for election as provided for in the immediately preceding paragraph shall be adopted by a majority vote of the shareholders present at the relevant meeting who shall hold in the aggregate not less than one-third (1/3) of the total stockholder's voting rights.

<Reason for Amendment>

Changed as the quorum of an election resolution of an auditor is revised on the basis of the number of voting rights. (Amendment of Commercial Code)